NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	June 7, 2024

Canada: TSX: KLS

KELSO TECHNOLOGIES INC. ANNOUNCES 2024 ANNUAL GENERAL AND SPECIAL MEETING RESULTS

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS) is pleased to announce the detailed voting results from the Annual General and Special Meeting of shareholders held on June 6, 2024 (the "Meeting").

A total of 26,741,861 common shares of the 54,443,422 common shares outstanding at the record date were voted at the Meeting, representing 49.12% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

At the Meeting, the shareholders set the number of directors to be elected at six, with 82.54% For and 17.46% Against.

Each of the following nominees set forth in the Company's management information circular dated May 3, 2024, was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
James R. Bond	31.92%	68.08%
Anthony Andrukaitis	72.97%	27.03%
Paul Cass	82.89%	17.11%
Laura Roach	75.75%	24.25%
Jesse V. Crews	75.98%	24.02%
Frank Busch	75.98%	24.02%

Given that Mr. James R. Bond received less than majority support at the Meeting, in accordance with the Company's Majority Voting Policy, Mr. Bond has tendered his resignation as a director of the Company. The board of directors of Kelso (the "Board") will, in accordance with the Majority Voting Policy, make a determination whether or not to accept such resignation. A further update will be provided promptly following the Board's determination. Mr. Bond will not participate in any meetings of the Board or any sub-committee of the Board at which his resignation is considered.

At the Meeting the shareholders also approved the reappointment of Smythe, LLP as the auditors of the Company, 89.30% For and 10.70% Withheld.

Equity Incentive Plans

At the Meeting, the adoption of the omnibus equity incentive plan was not approved, with 24.54% For and 75.46% Against. The approval of the unallocated stock options issuable pursuant to the incentive stock option plan was not approved with 25.07% For and 74.93% Against. The approval of the unallocated restricted share units issuable pursuant to the restricted share unit plan was not approved with 25.07% For and 74.93% Against. In addition, the approval of the unallocated deferred share units issuable pursuant to the deferred share unit plan was not approved with 25.03% For and 74.97% Against.

After the Meeting the following officers were appointed:

James R. Bond - President and Chief Executive Officer

Richard Lee - Chief Financial Officer

Anthony Andrukaitis - Chief Operating Officer

Kathy Love - Corporate Secretary

Amanda Smith, Vice President Operations, Kelso Technologies (USA) Inc.

Patrick Hankey, Controller, Kelso Technologies (USA) Inc.

Chris Stewart, President, KIQ X Industries Ltd.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, President and Chief Executive Officer

Legal Notice Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the determination of the Board of whether to accept Mr. Bond's resignation as a director of the Company and the expected timing thereof. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, President and CEO	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A8J1 www.kelsotech.com